                                                    Filed by Cell Pathways, Inc.
                           Pursuant to Rule 425 Under the Securities Act of 1933
                              and Deemed Filed Pursuant to Rule 14a-12 Under the
                                                 Securities Exchange Act of 1934
                                             Subject Company Cell Pathways, Inc.
                                                   (Commission File No. 0-24889)
                     Investor Contact:                            Media Contact:
                       Carol A. Sexton                Joan Kureczka/Jesse Fisher
      Cell Pathways Investor Relations                Kureczka/Martin Associates
                          215-706-3800                              415-821-2413

FOR IMMEDIATE RELEASE

               CELL PATHWAYS, INC. REPORTS FOURTH QUARTER AND 2002
                                FINANCIAL RESULTS

HORSHAM, PA, (MARCH 6, 2003) - Cell Pathways, Inc. (NASDAQ: CLPA) today reported financial results for the fourth quarter and year-ended December 31, 2002.

The net loss for the fourth quarter of 2002 and for the year ended December 31, 2002, was $5.7 million, or $0.15 per share, and $17.9 million, or $0.51 per share, respectively. The net loss for the fourth quarter of 2002 represents a decrease of $9.8 million, or $0.35 per share from the same period in 2001. In the fourth quarter of 2001, the Company recorded a charge for the settlement of securities class action litigation of $8.5 million (of which $7.8 million was non-cash related to the fair value of 1.7 million shares of common stock as part of the settlement). This litigation was finalized in September 2002. The net loss for the year ended December 31, 2002, represents a decrease of $13.5 million, or $0.50 per share, from the same period in 2001. For the year ended December 31, 2002, the Company recorded a non-cash reduction of litigation settlement expense of $6.7 million, or $0.19 per share, related to the aforementioned litigation settlement. This adjustment to the amount previously recorded by the Company in 2001 represents the change in the fair value of the Company's common stock issued in connection with the final settlement. Excluding the non-cash reduction for the litigation settlement expense in 2002 and the litigation settlement charge in 2001, the net loss for the year ended December 31, 2002 would have represented an increase of $1.7 million, from the same period in 2001. The Company ended the year with $10.9 million in cash.

Revenues were $449,000, in the fourth quarter of 2002, an increase of $130,000 from the same period in 2001. Revenues were $1.1 million for the year ended December 31, 2002, which represented an increase of $206,000 from the same period in 2001. The increases in revenues for both the fourth quarter of 2002 and year ended December 31, 2002 were primarily due to product sales from Gelclair(TM), which the Company began shipping to its wholesale customers and launched to oncologists in June 2002. Gelclair(TM) is approved for use in treating oral mucositis, an inflammation and ulceration of the mouth caused by chemotherapy or radiotherapy. The Company recognizes revenue from Gelclair(TM) based on prescriptions filled through pharmacies and hospitals. The Company ceased its marketing effort for Nilandron(R) and terminated its agreement with Aventis in October 2002, which resulted in no revenue from marketing services in the fourth quarter of 2002. For the fourth quarter and year ended December 31, 2002, cost of products sold related to Gelclair(TM) were $191,000 and $220,000, respectively.


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
                             CELL PATHWAYS, INC. REPORTS FOURTH QUARTER AND 2002
                                                               FINANCIAL RESULTS
                                                                          PAGE 2

Research and development ("R&D") expenses for the fourth quarter of 2002 and for the year ended December 31, 2002 were $4.1 million and $17.1 million, respectively. These were decreases of $1.3 million (24.2%) and 620,000 (3.5%), respectively, from the same periods in 2001. Decreases in R&D expenses for both periods were primarily due to reductions in pre-clinical study expenses for CP461, most of which was completed in 2001, and a reduction in personnel-related expenses including stock-based compensation expense for certain scientific advisory board members, offset partially by higher clinical study fees related to Aptosyn(R) in combination with Taxotere(R) in patients with non-small cell lung cancer and the advancement of CP461 in pilot clinical trials in various cancer indications.

Selling, general and administrative ("SG&A") expenses were $2.0 million for the fourth quarter of 2002, a decrease of $196,000 or 9.1% from the same period in 2001. The decrease in the fourth quarter of 2002 was primarily due to lower personnel expenses due in part to a reduction in staff in October and an elimination of bonuses for 2002, offset partially by higher consulting expenses to assist the Company in strategic and financing activities. For the year ended December 31, 2002, SG&A expenses were $8.7 million, an increase of $948,000, or 12.2% from the same period in 2001. This increase was primarily due to promotion and distribution expenses for Gelclair(TM) and an increase in consulting expenses, offset partially by lower personnel expenses due in part to reductions in staff and elimination of bonuses in 2002.

Interest income, net of expense, for the fourth quarter 2002 and year ended December 31, 2002, was $45,000 and $301,000, respectively, representing respective reductions of $143,000 and $1.4 million from the same periods in 2001, due to lower average cash balances and lower average interest rates in 2002.

"We recently announced Cell Pathways' agreement to merge with a wholly-owned subsidiary of OSI Pharmaceuticals, Inc. subject to the approval of Cell Pathways' stockholders," said Robert J. Towarnicki, Cell Pathways president and chief executive officer. "This transaction represents an excellent opportunity, both for our stockholders and for the realization of the full potential of Cell Pathways' innovative drug discovery platform and products."

"During 2002, we continued to demonstrate progress both scientifically and in the clinic with those products, including:

      - The demonstration of biological activity of CP461 against cancer through ongoing pilot studies in such difficult to treat indications as chronic lymphocytic leukemia, advanced prostate cancer and renal cell carcinoma. We also recently began a pilot study of CP461 in melanoma. Based on observations to date in these pilot trials, we are conducting further dose ranging studies in preparation for moving forward with the next phase of CP461 clinical development.

      - The demonstration of biological activity for CP461 in its first non-cancer indication, inflammatory bowel disease (IBD). We presented preclinical data showing the ability of CP461 to alleviate the signs and symptoms of chronic inflammatory bowel disease in dogs, a condition similar to inflammatory bowel disease in humans. Based on those results, we are currently conducting a Phase II trial of CP461 in humans with Crohn's disease.

      - The presentation and publication of additional data at major scientific forums and publications that further define the biological activity and mechanisms of action for CP461 and other compounds in Cell Pathways development pipeline.

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                             CELL PATHWAYS, INC. REPORTS FOURTH QUARTER AND 2002
                                                               FINANCIAL RESULTS
                                                                          PAGE 3

      - The initiation of multiple trials under the sponsorship of clinical oncology cooperative groups supported by the National Cancer Institute to further evaluate the anticancer activity of Aptosyn(R) in combination with other therapeutic agents in lung and prostate cancer.

"In addition," Mr. Towarnicki concluded, "during 2002, Cell Pathways acquired the U.S. marketing rights to Gelclair(TM) Concentrated Oral Gel, a recently approved product for controlling the oral pain, including that resulting from oral mucositis - a common and debilitating side-effect of many chemotherapies and radiation therapy to the head and neck. We introduced this product to the U.S. oncology market in June and subsequently signed agreements with Celgene and John O. Butler to promote Gelclair more broadly to the oncology and dental markets, respectively. We believe this product has the potential to grow into a valuable niche product in both of these markets."

Cell Pathways, Inc., headquartered in Horsham, Pennsylvania, is a development stage pharmaceutical company focused on the research and development of products to treat and prevent cancer and to treat certain autoimmune diseases. The Company also markets Gelclair(TM) Concentrated Oral Gel, manufactured by Sinclair Pharma, Ltd. of the United Kingdom. For additional information on Cell Pathways, Inc., visit the Company's web site at http://www.cellpathways.com.

Note to Editors: Aptosyn(R) is a registered trademark of Cell Pathways, Inc., Nilandron(R) is a registered trademark of Aventis Pharmaceuticals Inc., Gelclair(TM) is a trademark of Sinclair Pharma, Ltd.

Certain statements herein, and oral statements made in respect hereof, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are those which express plan, anticipation, intent, contingency or future development and/or otherwise are not statements of historical fact. These statements are subject to risks and uncertainties, known and unknown, which could cause actual results and developments to differ materially from those expressed or implied in such statements. Statements of historic fact must also be understood in the context of, and subject to, these risks. Such risks and uncertainties relate to, among other factors: early stage of development; the need for further financing; the risk that, if our stockholders do not approve the merger of the Company with OSI Pharmaceuticals or if this merger fails to close for any other reason, the Company may lack the money and personnel to continue operations; absence of approved products; history of operating losses; dependence on the development, regulatory approval and market acceptance of one or more of our product candidates for one or more significant disease indications; the costs, delays and uncertainties inherent in scientific research, basic pharmaceutical research, drug development, clinical trials and the regulatory approval process; the risks that CP461 will not exhibit safety and efficacy in its current and future clinical trials in cancer indications, in Crohn's disease or in any other disease indication; the risk that safety and efficacy are not demonstrated in our Phase III trial of Aptosyn(R) and Taxotere(R) in non-small cell lung cancer; limitations on, or absence of, the predictive value of data obtained in laboratory tests, animal models and human clinical trials when planning additional steps in product development; uncertainty that additional studies, if any, of Aptosyn(R), CP461 or any other compound may not be positive; uncertainty of obtaining regulatory approval of any compound for any disease indication whether due to adequacy of the development program, changing regulatory requirements or otherwise; the risk that the Company does not conduct the clinical studies it may have planned to conduct or does not pursue development plans it may have planned to pursue; the risk that the U.S. Food and Drug Administration may stop or delay any clinical study for reasons of safety or otherwise; the risk that a registration strategy for CP461 in cancer is not fully developed within a reasonable time, whether due to the nature or timing of further clinical results or otherwise; the risks of conducting clinical trials, including the risk of conducting clinical trials of our drugs in combination with other drug therapies; the commercial risk and risk of liability in marketing Gelclair(TM) Concentrated Oral Gel, including the risk that the marketing partners mentioned in this release do not succeed in materially increasing physician awareness and sales of Gelclair(TM); the risk that, if our stockholders do not approve the merger with OSI or if this merger fails to close for any other reason, the Company may enter into, or may fail to enter into, licensing, partnership or collaborative arrangements or strategic alliances which accord to other companies rights with respect to one or more Company compounds, technologies or programs in exchange for financing and operational assistance, or in which the Company acquires rights and obligations or otherwise experiences substantial change; the volatility of the market price of our Common Stock; our ability to sell securities registered


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                             CELL PATHWAYS, INC. REPORTS FOURTH QUARTER AND 2002
                                                               FINANCIAL RESULTS
                                                                          PAGE 4

under the shelf registration statement or otherwise finance the operations of the Company; the risk of dilution through the effects of further financings or strategic alliances; the actions of competitors; the pace of technological changes in the biopharmaceutical industry; dependence upon third parties; the validity, scope and enforceability of patents; the risk of future class action securities litigation; potential product liability claims; and availability and adequacy of insurance. These and other risks are detailed in our reports filed from time to time under the Securities Act and/or the Securities Exchange Act, including the sections entitled "Business," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Other Events" in our annual reports on Form 10-K, quarterly reports on Form 10-Q and periodic reports on Form 8-K and in such registration statements and proxy statements on as we may file from time to time. You are encouraged to read these filings as they are made. They are available over the Internet from the SEC in its EDGAR database at http://www.sec.gov and from the Company. Given the uncertainties affecting pharmaceutical companies in the development stage, you are cautioned not to place undue reliance on any such forward-looking statements, any of which may turn out to be wrong due to inaccurate assumptions, unknown risks, uncertainties or other factors. No forward-looking statement can be guaranteed; actual future results may vary materially. Both forward-looking statements and statements of historic fact must be understood in the context of, and subject to, the risks referred to above which characterize our development stage business. We undertake no obligation to update or revise the statements made herein or the risk factors that may relate thereto.

          Additional Information About the Merger and Where to Find It

In connection with the proposed merger referred to above, OSI will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4. The registration statement will include a proxy statement of Cell Pathways for a meeting of its stockholders to consider and vote upon the proposed merger. The registration statement will also serve as a prospectus of OSI with respect to the shares of OSI to be distributed to stockholders of Cell Pathways in the proposed transaction. OSI and Cell Pathways will file the proxy statement/prospectus with the SEC as soon as practicable. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION, WHEN IT BECOMES AVAILABLE, AND ANY OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI, CELL PATHWAYS, THE MERGER AND RELATED MATTERS.

Investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by OSI and Cell Pathways at the SEC's web site at http://www.sec.gov. In addition, you may obtain such documents from OSI or from Cell Pathways free of charge by requesting them in writing from OSI Pharmaceuticals, Inc., 58 South Service Road, Suite 110, Melville, New York 11747, Attention: Investor Relations, telephone: (631) 962-2000, or from Cell Pathways, Inc., 702 Electronic Drive, Horsham, Pennsylvania 19044, Attention: Investor Relations, telephone: (215) 706-3800.

OSI, Cell Pathways, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of Cell Pathways with respect to the transactions contemplated by the merger agreement. A description of any interests that OSI's or Cell Pathways' directors and executive officers have in the proposed merger will be available in the proxy statement/prospectus when it becomes available.

This press release is not an offer to purchase shares of Cell Pathways, nor is it an offer to sell shares of OSI's common stock, which may be issued in any proposed merger with Cell Pathways. Any issuance of OSI common stock in any proposed merger with Cell Pathways must be registered under the Securities Act of 1933, as amended, and such OSI common stock would be offered only by means of a prospectus complying with such act.

                             Financial Tables Follow

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                             CELL PATHWAYS, INC. REPORTS FOURTH QUARTER AND 2002
                                                               FINANCIAL RESULTS
                                                                          PAGE 5

                               CELL PATHWAYS, INC.
                          (A development stage company)
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

                                                                                                   December 31,
                                                                                        --------------------------------
                                                                                             2002               2001
                                                                                        -------------      -------------
                             ASSETS
CURRENT ASSETS
         Cash, cash equivalents and short-term investments                                 $10,920,33      $  27,713,915
         Accounts receivable                                                                  472,012            318,450
         Inventory                                                                          2,140,615                 --
         Other current assets                                                                 792,610          1,130,971
         Due from insurance company                                                                --          2,000,000
                                                                                        -------------      -------------
         Total current assets                                                              14,325,572         31,163,336

OTHER ASSETS                                                                                3,144,112          2,458,152
                                                                                        -------------      -------------
                                                                                        $  17,469,684      $  33,621,488
                                                                                        =============      =============

              LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES                                                                     $   5,729,622      $   7,845,497
                                                                                        -------------      -------------

LONG TERM LIABILITIES                                                                          36,668            242,350
                                                                                        -------------      -------------

STOCKHOLDERS' EQUITY
         Common Stock                                                                         393,637            311,482
         Additional paid-in capital                                                       152,524,388        148,631,231
         Stock subscription receivable from issuance of
          Common Stock                                                                             --            (50,683)
         Deferred compensation                                                                (58,672)           (73,652)
         Deficit accumulated during the development stage                                (141,155,959)      (123,284,737)
                                                                                        -------------      -------------
         Total stockholders' equity                                                        11,703,394         25,533,641
                                                                                        -------------      -------------
                                                                                           $17,469,68      $  33,621,488
                                                                                        =============      =============

                             CELL PATHWAYS, INC. REPORTS FOURTH QUARTER AND 2002
                                                               FINANCIAL RESULTS
                                                                          PAGE 6

                               CELL PATHWAYS, INC.
                          (A development stage company)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)


                                                     Three Months Ended                     Year Ended
                                                        December 31,                        December 31,
                                               ------------------------------      ------------------------------
                                                   2002              2001              2002              2001
                                               ------------      ------------      ------------      ------------
REVENUES
     Product sales                             $    448,606      $         --      $    536,873      $         --
     Marketing services                                  --           318,450           611,264           942,231
                                               ------------      ------------      ------------      ------------
                                                    448,606           318,450         1,148,137           942,231
                                               ------------      ------------      ------------      ------------
EXPENSES
     Cost of products sold                          191,164                --           219,706                --
     Research and development                     4,057,963         5,356,463        17,145,109        17,765,243
     Selling, general and administrative          1,973,282         2,169,719         8,704,381         7,756,128
     Litigation settlement and expense(1)                --         8,492,000        (6,749,000)        8,492,000
                                               ------------      ------------      ------------      ------------
                                                  6,222,409        16,018,182        19,320,196        34,013,371
                                               ------------      ------------      ------------      ------------
     Operating loss                              (5,773,803)      (15,699,732)      (18,172,059)      (33,071,140)

INTEREST INCOME, Net                                 45,392           188,549           300,837         1,666,705
                                               ------------      ------------      ------------      ------------

NET LOSS                                       $ (5,728,411)     $(15,511,183)     $(17,871,222)     $(31,404,435)
                                               ============      ============      ============      ============
Basic and diluted net loss per
     Common share                              $      (0.15)     $      (0.50)     $      (0.51)     $      (1.01)
                                               ============      ============      ============      ============
Shares used in computing basic and diluted
     net loss per Common share                   39,363,698        31,130,225        34,712,101        31,108,939
                                               ============      ============      ============      ============


(1) In 2001, represents a non-cash charge of $7.8 million for the fair value of
1.7 million shares of the Company's Common Stock to be issued in connection with the settlement of securities class action litigation. In 2002, the $6.7 million represents a non-cash reduction in litigation expense based on the change in the final fair value of the 1.7 million shares issued in September 2002.